UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest,
77 Wing Lok Street,
Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Amendment to the Securities Purchase Agreement

As previously disclosed, on July 11, 2025, Galaxy Payroll Group Limited (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain entities named therein (each an “Investor,” and collectively, the “Investors”). Pursuant to the Purchase Agreement, the Investors agreed to subscribe, and the Company agreed to issue and sell an aggregate of 15,000,000 Class A ordinary shares, each with a par value of US$0.000625, through a private investment in public equity, at a price of US$0.33 per Class A Ordinary Share.

On September 12, 2025, the Company entered into a certain amendment (the “Amendment”) to the Purchase Agreement in accordance with the terms of the Purchase Agreement. Pursuant to the Amendment, the Company and the Investor agreed to amend and restate that (i) the par value of the Company’s ordinary shares is revised to $0.00625, resulting from the Company’s 1-for-10 share consolidation effected on September 8, 2025 (the “Share Consolidation”); (ii) the purchase price is revised to $0.2178 per share (equivalent to $2.178 after the Share Consolidation), being 60% of the listed closing price of the Company’s ordinary shares on September 5, 2025.

The foregoing descriptions of the Amendment are summaries of the material terms of such agreement, do not purport to be complete and are qualified in their entirety by reference to the Form of the Amendment, which are furnished hereto as Exhibits 10.1.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAXY PAYROLL GROUP LIMITED

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

Date: September 12, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Form of First Amendment to Securities Purchase Agreement

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